

Sumitomo
Corporation

Rule 12g3-2(b) File No. 82-34680

May 7, 2007



07023377

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Press Release dated May 7, 2007 referring to "Personnel Changes in Board Members (Chairman, President and CEO)" [English translation].

2. Press Release dated May 7, 2007 referring to "Personnel Changes in Board Members, Executive Officers and Corporate Auditors" [English translation].

Sumitomo Corporation
1-8-11 Harumi, Chuo-ku, Tokyo 104-8610 Japan

Dlw 5/10

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,



Koichi Takahata
Corporate Officer,
General Manager of the Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

For immediate release

To whom it may concern:

May 7, 2007

Sumitomo Corporation
Motoyuki Oka, President and CEO
Code No:8053 Tokyo Stock Exchange(TSE),1st section
Contact: Mitsuru Iba
Corporate Communications Dept.
Tel. +81-3-5166-3089

Personnel Changes in Board Members (Chairman, President and CEO)

Sumitomo Corporation has resolved the following changes of Chairman, and President and CEO at the board meeting on May 7, 2007.

The appointment will be formalized at the board meeting following the general shareholders' meeting to be held in June 2007.

【Name】	【New position】	【Current position】
Motoyuki Oka	Chairman	President and CEO
Susumu Kato	President and CEO	Executive Vice President, President and Chief Executive Officer, Sumitomo Corporation of America
Kenji Miyahara	Senior Advisor	Chairman

Curriculum Vitae

Susumu Kato

President and Chief Executive Officer
Sumitomo Corporation of America

Member of the Board,
Executive Vice President
General Manager for the Americas
Sumitomo Corporation

Born: May 21,1947

Education: Kobe University, 1970

Business Career:

April,1970	Joined Sumitomo Corporation
May, 1979	Assistant Manager Rolled Steel Sumitomo Corporation of America, Los Angeles Office
June,1989	Manager Rolled Steel Sumitomo Corporation of America, Detroit Office
April, 1997	General Manager Steel Sheets & Strip International Trade Depat.No.2
April, 1999	Corporate Officer Deputy General Manager, Iron & Steel Div.NO.2
April, 2000	Corporate Officer General Manager, Personnel & General Affairs Division
June, 2000	Member of the Board, General Manager, Personnel & General Affairs Division
April, 2001	Member of the Board, General Manager, Personnel & General Affairs Group General Manager, Planning and Coordination Group
July, 2002	Member of the Board, General Manager, Corporate Planning & Coordination Office
April, 2003	Member of the Board, Managing Executive Officer General Manager, Corporate Planning & Coordination Office
April, 2005	President and Chief Executive Officer Sumitomo Corporation of America Member of the Board, Senior Managing Executive Officer General Manager for the Americas Sumitomo Corporation
April, 2007	President and Chief Executive Officer Sumitomo Corporation of America Member of the Board, Executive Vice President General Manager for the Americas Sumitomo Corporation

May 7, 2007

Sumitomo Corporation

To whom it may concern,

Re : Personnel Changes in Board Members, Executive Officers and Corporate Auditors

The personnel changes of Chairman, President & CEO, Executive Officers, and Corporate Auditors to be proposed at the Ordinary General Meeting of Shareholders scheduled for this coming June, have been resolved at the extraordinary meeting of the Board of Directors held today, as attached.

I. The personnel changes of Chairman and President & CEO (After the Ordinary General Meeting of Shareholders in June)

II. The personnel changes of Executive Officers (As of June1) : 3 persons

III. The personnel changes in Board Members

1) Newly Appointed Directors (After the Ordinary General Meeting of Shareholders in June) (*) : 4 persons

2) Retirement from Directors (After the Ordinary General Meeting of Shareholders in June) : 5 persons

3) Reappointment of Directors (After the Ordinary General Meeting of Shareholders in June)(*) : 8 persons

IV. The personnel changes in Corporate Auditors

1) Reappointment of Corporate Auditors (After the Ordinary General Meeting of Shareholders in June)(*) : 1 person

(*) Will be proposed at the Ordinary General Meeting of Shareholders in June

Reference materials :

I. Executive Officers (After the Ordinary General Meeting of Shareholders in June) : 38 persons

II. Board Members (After the Ordinary General Meeting of Shareholders in June) : 12 persons

III. Corporate Auditors (After the Ordinary General Meeting of Shareholders in June) : 5 persons

IV. The Curriculum Vitae of New President & CEO

(Contact : Mitsuru Iba, General Manager, Corporate Communications Department,03-5166-3089)

Ⅰ. The personnel changes of Chairman and President & CEO (After the Ordinary General Meeting of Shareholders in June)

Senior Adviser:
Kenji Miyahara (current post: Representative Director, Chairman of the Board of Directors)

Representative Director, Chairman of the Board of Directors:
Motoyuki Oka (current post: Representative Director, President and CEO)

Representative Director, President & CEO:
Susumu Kato (current post: Executive Vice President)

Ⅱ. The personnel changes of Executive Officers (As of June 1)

Name	New	Current
Susumu Kato	Executive Vice President Assistant to President & CEO	Executive Vice President General Manager for the Americas, Director & President of Sumitomo Corporation of America
Michihisa Shinagawa	Representative Director, Senior Managing Executive Officer General Manager for the Americas, Director & President of Sumitomo Corporation of America	Representative Director, Senior Managing Executive Officer General Manager, Mineral Resources & Energy Business Unit
Iwao Okamoto	Senior Managing Executive Officer General Manager, Mineral Resources & Energy Business Unit	Senior Managing Executive Officer Assistant General Manager, Corporate Planning & Coordination Office

II. The personnel changes in Board Members

1) Newly Appointed Directors (After the Ordinary General Meeting of Shareholders in June)(*)

: 4 persons

Name	New	As of June 1
Susumu Kato	Representative Director, President & CEO	Executive Vice President Assistant to President & CEO
Iwao Okamoto	Representative Director, Senior Managing Executive Officer General Manager, Mineral Resources & Energy Business Unit	Senior Managing Executive Officer General Manager, Mineral Resources & Energy Business Unit
Takahiro Moriyama	Representative Director, Managing Executive Officer, General Manager, Infrastructure Business Unit	Managing Executive Officer, General Manager, Infrastructure Business Unit
Takashi Kano	Representative Director, Managing Executive Officer, General Manager, General Products & Real Estate Business Unit	Managing Executive Officer, General Manager, General Products & Real Estate Business Unit

2) Retirement from Directors (After the Ordinary General Meeting of Shareholders in June)

:5 persons

Name	New	As of June 1
Kenji Miyahara	Senior Adviser	Representative Director, Chairman of the Board of Directors
Shuji Hirose	Special Adviser	Representative Director, Assistant to President & CEO
Hisahiko Arai	Adviser	Representative Director, Assistant to President & CEO
Michihisa Shinagawa	Senior Managing Executive Officer General Manager for the Americas, Director & President of Sumitomo Corporation of America	Representative Director, Senior Managing Executive Officer General Manager for the Americas, Director & President of Sumitomo Corporation of America
Yoshi Morimoto	Managing Executive Officer, General Manager, Kansai Regional Business Unit	Representative Director, Managing Executive Officer, General Manager, Kansai Regional Business Unit

3) Reappointment of Directors (After the Ordinary General Meeting of Shareholders in June) (*) :8 persons

All Directors, except for the 5 persons who will retire from Director, will be proposed to be appointed as Representative Directors.

Ⅲ. The personnel changes in Corporate Auditors

1) Reappointment of Corporate Auditors (After the Ordinary General Meeting of Shareholders in June)(*) :1 person

Mr. Koji Tajika will be proposed to be appointed as Corporate Auditor.

(*) Will be proposed at the Ordinary General Meeting of Shareholders in June

<Reference materials>

I. Executive Officers (After the Ordinary General Meeting of Shareholders in June) : 38 persons

<○ : Representative Director>

Position	Name		
President & CEO	Susumu Kato		○
Executive Vice President	Kenzo Okubo	General Manager, Metal Products Business Unit	○
	Noriaki Shimazaki	Responsible for Human Resources Development & Information Management Group, Responsible for Financial Resources Management Group	○
	Nobuhide Nakaido	General Manager, Corporate Planning & Coordination Office	○
Senior Managing Executive Officer	Michio Ogimura	General Manager for Southeast & Southwest Asia	
	Michihisa Shinagawa	General Manager for the Americas, Director & President of Sumitomo Corporation of America	
	Iwao Okamoto	General Manager, Mineral Resources & Energy Business Unit	○
	Makoto Shibahara	General Manager, Financial & Logistics Business Unit	○
	Shuichi Mori	General Manager for Europe, CEO of Sumitomo Corporation Europe Group, Director & President of Sumitomo Corporation Europe Holding Limited, Chairman, President & Director of Sumitomo Corporation Europe Plc	
	Kazuo Ohmori	General Manager, Transportation & Construction Systems Business Unit	○

Position	Name		
Managing Executive Officer	Yoshi Morimoto	General Manager, Kansai Regional Business Unit	
	Shingo Yoshii	General Manager, Media, Network & Lifestyle Retail Business Unit	○
	Kentaro Ishimoto	Assistant General Manager, General Products & Real Estate Business Unit, General Manager, Food Business Division	
	Shunichi Arai	Assistant General Manager, Metal Products Business Unit, General Manager, Planning & Administration Dept., Metal Products Business Unit	
	Nobuo Kitagawa	General Manager for China, CEO of Sumitomo Corporation China Group, General Manager, Beijing Office, President of Sumitomo Corporation (China) Holding Ltd., President of Sumitomo Corporation (China) Ltd.	
	Yoshihiko Shimazu	General Manager for CIS, Assistant General Manager for Europe, General Manager, Moscow Office	
	Kenji Kajiwara	General Manager, Chubu Regional Business Unit	
	Makoto Sato	Assistant General Manager, Transportation & Construction Systems Business Unit, General Manager, Automotive Division No.1	
	Toyosaku Hamada	General Manager, Financial Resources Management Group	

Position	Name		
	Takahiro Moriyama	General Manager, Infrastructure Business Unit	○
	Ichiro Miura	General Manager, Human Resources Development & Information Management Group	
	Takashi Kano	General Manager, General Products & Real Estate Business Unit	○
	Kuniharu Nakamura	General Manager, Corporate Planning & Coordination Dept.	
Executive Officer	Shinichi Sasaki	Deputy General Manager for China, Sumitomo Corporation China Group CEO Officer, General Manager, China Metal Products Business Unit, in Sumitomo Corporation China Group, President of Sumitomo Corporation (Shanghai) Ltd.	
	Takuro Kawahara	Responsible for Internal Auditing Dept., Assistant General Manager, Corporate Planning & Coordination Office <in charge of Legal Affairs>	
	Yoshio Osawa	General Manager, Media Division	
	Yoshiyuki Matsuoka	General Manager, Chemical & Electronics Business Unit	○
	Mitsuhiko Yamada	General Manager, Mineral Resources Division No.1	
	Kazuhisa Togashi	General Manager, Iron & Steel Division,No.2, President of Sumisho Steel Corporation	
	Kazuhiro Takeuchi	General Manager, Financial Service Division	
	Shinichi Ishida	General Manager, Construction & Mining Systems Division	

Position	Name		
	Takafumi Sone	General Manager, Telecommunication, Environment & Industrial Infrastructure Business Division	
	Makoto Nakamura	Assistant General Manager, Financial Resources Management Group, General Manager, Finance Dept.	
	Naoki Hidaka	General Manager, Metal Products for Automotive Industries Division, Sumisho Steel Corporation	
	Shigeru Ohashi	General Manager, Lifestyle & Retail Business Division	
	Yasuo Kumagai	General Manager, Materials & Supplies Division	
	Masayuki Doi	Assistant General Manager for Southeast & Southwest Asia, President of PT. Sumitomo Indonesia, General Manager, Surabaya Office, Executive Supervisor, Jakarta Project Coordination Office	
	Toru Furihata	General Manager, Mineral Resources Division No.2	

II. Board Members (After the Ordinary General Meeting of Shareholders in June) : 12 persons

	Name
Representative Director, Chairman of the Board of Directors	Motoyuki Oka
Representative Director, President & CEO	Susumu Kato
Representative Director, Executive Vice President	Kenzo Okubo
Representative Director, Executive Vice President	Noriaki Shimazaki
Representative Director, Executive Vice President	Nobuhide Nakaido
Representative Director, Senior Managing Executive Officer	Iwao Okamoto
Representative Director, Senior Managing Executive Officer	Makoto Shibahara
Representative Director, Senior Managing Executive Officer	Kazuo Ohmori
Representative Director, Managing Executive Officer	Shingo Yoshii
Representative Director, Managing Executive Officer	Takahiro Moriyama
Representative Director, Managing Executive Officer	Takashi Kano
Representative Director, Executive Officer	Yoshiyuki Matsuoka

III. Corporate Auditors(After the Ordinary General Meeting of Shareholders in June) :5 persons

	Name
Standing Corporate Auditor	Shigemi Hiranuma
Corporate Auditor	Tetsuro Fukumoto
Corporate Auditor (outside)	Itsuo Sonobe
Corporate Auditor (outside)	Koji Tajika
Corporate Auditor (outside)	Akio Harada

IV. The Curriculum Vitae of New President & CEO

Curriculum Vitae

Susumu Kato

Born: May 21,1947

Education: Kobe University, 1970

Business Career:

April, 1970	Joined Sumitomo Corporation
May, 1979	Assistant Manager Sumitomo Corporation of America, Los Angeles Office
December, 1985	Assistant Manager, Rolled Steel Import & Export Dept. No.1
June, 1989	Manager Sumitomo Corporation of America, Detroit Office
April, 1991	Manager Sumitomo Corporation of America, Detroit Office Michigan Steel Processing Inc.
September, 1996	Deputy General Manager Steel Sheets & Strip International Trade Depat.No.2
April, 1997	General Manager Steel Sheets & Strip International Trade Depat.No.2
April, 1999	Corporate Officer Deputy General Manager, Iron & Steel Div.NO.2
April, 2000	Corporate Officer General Manager, Personnel & General Affairs Division
June, 2000	Member of the Board, General Manager, Personnel & General Affairs Division
April, 2001	Member of the Board, General Manager, Personnel & General Affairs Group General Manager, Planning and Coordination Group
July, 2002	Member of the Board, General Manager, Corporate Planning & Coordination Office
April, 2003	Member of the Board, Managing Executive Officer General Manager, Corporate Planning & Coordination Officer
April, 2005	Senior Managing Executive Officer General Manager for the Americas President and Chief Executive Officer Sumitomo Corporation of America
April, 2007	Executive Vice President General Manager for the Americas President and Chief Executive Officer Sumitomo Corporation of America

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